EXHIBIT 2.2

ASSET AGREEMENT

This ASSET AGREEMENT (“Agreement”) is made and entered into as of the 15th day of April, 2004 (the “Effective Date”), by and among GLOBAL EPOINT, INC. (“Global”) (or one or more corporations designated and owned by Global pursuant to Section 7.1 below) (collectively, the “Global”), and GREENICK, INC. doing business as AIRWORKS, INC. (“Airworks”) on the following terms and conditions:

RECITALS

In consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the parties hereby agree as follows:

1. ASSETS

1.1 AirWorks Flight Support Business.

This Agreement applies to all of Airworks’ rights, title and interest on the Closing Date in and to the business, assets, properties, claims, contracts, rights, titles and interests of every kind and nature that are used in, useful for, located on the premises of, arising from or otherwise associated with the AirWorks Flight Support Business, whether tangible or intangible, real or personal, choate or inchoate, and wherever located and by whomever possessed, relating to the Airworks Flight Support Business, and all of the following assets used in, useful for, located on the premises of, arising from or otherwise associated with the Airworks Flight Support Business as more specifically identified below (hereinafter collectively, the “Airworks Flight Support Assets”), but excluding all Excluded Assets (as defined below):

(i) inventories of work-in-process, products, stores, packaging materials, operating supplies, and other inventory;

(ii) fixed assets, including equipment, instruments, fixtures, trade fixtures, furniture, office supplies, other miscellaneous supplies, computers and related equipment in the field, telephones and related equipment and other tangible personal property located on site;

(iii) rights existing under Assumed Contracts (as defined below);

(iv) claims, warranties, guarantees, refunds, causes of action, rights of recovery, rights with respect to cash advances or other loans to employees, rights of set-off and rights of recoupment of every kind and nature and interests in insurance policies (including, without limitation, life insurance policies), other than those relating exclusively to Excluded Assets or Excluded Liabilities (as defined below);

(v) licenses, patents, copyrights, designs and drawings, technical manuals, patterns, processes, formulae, know-how, trade secrets, trademarks, service marks, trade names, domain names, copyrights, intellectual property, shop rights, technology, inventions and discoveries, computer software (whether in source code or object code form), and other similar rights, including without limitation all confidential information, intellectual and similar intangible property rights, whether or not patentable (or otherwise subject to legally enforceable restrictions or protections against unauthorized third party usage), and any and all applications for, and extensions, divisions, continuations, continuations-in-part, and reissuances of, any of the foregoing, all as used in connection with the AirWorks Flight Support Business (collectively, the “Intellectual Property”), and all rights to sue for past, present and future infringement or other violations of the Intellectual Property, and all goodwill associated with any of the foregoing;

(vi) permits, licenses, franchises, orders, registrations, certificates, approvals and similar rights obtained from governments and governmental agencies (collectively, “Licenses”), and data and records pertaining thereto;

(vii) insurance, warranty and condemnation proceeds received after the Closing Date with respect to damage to, non-conformance of, or loss to any of the Airworks Flight Support Assets;

(viii) rights to receive mail and other communications addressed to AirWorks (or its affiliates), and relating to the Airworks Flight Support Assets;

(ix) lists, records and other information pertaining to accounts, personnel and referral sources, personnel records (to the extent that Global obtains a prior written release from the person to whom such records pertain), lists and records pertaining to suppliers and customers, and books, ledgers, files and business records of every kind, whether evidenced in writing, electronically or otherwise, other than books, ledgers, files and business records required to be maintained by AirWorks for its tax and final accounts purposes, true and correct copies of which will be delivered to Global at Closing;

(x) advertising, marketing and promotional materials and other printed or written materials;

(xi) permits, licenses, certifications and approvals from all permitting, licensing, accrediting and certifying agencies, and the rights to data and records held by such permitting, licensing and certifying agencies;

(xii) telephone numbers (e.g., “800” numbers) used in connection with the AirWorks Flight Support Business;

(xiii) awards made by any authority for the taking of any property, real or personal;

(xiv) goodwill as a going concern and associated with the Airworks Flight Support Assets or the AirWorks Flight Support Business; and

(xv) All rights to the name “AirWorks”

The following Supplemental Type Certificates (FAA Certifications) (hereinafter “STC”) and all property of whatsoever nature associated therewith:

•	Drawings, Data, all associated documents for completion, installation, and manufacturing of the applicable STC.

•	All inventory associated with the STC’s, together with all Contracts, including, but not limited to, purchase orders.

•	All Work-In-Progress associated with STC’s.

The following STC’s will be transferred together with the following systems and all property of whatsoever nature associated therewith:

•	CDSS

•	Flight Bag

•	Global Positioning Systems

•	North American Telephone System (aircraft)

•	Terrestrial Flight Telephone System (Aircraft)

•	SATCOM

•	Lap Top Power for aircraft sidewall and floor

•	Fire Suppression and Fire Detection

•	All Installation Plans and Procedures.

(b) Notwithstanding the foregoing, the assets set forth on Schedule 1.1(C) (the “Excluded Assets”) are expressly excluded from the purchase and sale contemplated hereby and are not included in the Airworks Flight Support Assets.

1.2. Payment. As provided in the Agreement for Release of Security and Escrow Instructions (“Escrow Agreement”), Global shall pay Three Million Three Hundred Dollars ($3,300,000) as adjusted pursuant to Section 5.3 and Section 5.11 (the “Global Payment”) payable in cash by wire transfer of immediately available funds to Airworks as follows:

(a) At Closing the release to Airworks of all funds in the Deposit as provided for in Section 1.5; and

(b) At Closing the additional sum of One Million Six Hundred Fifteen Thousand Dollars ($1,615,000) which is the One Million Eight Hundred Thousand Dollars ($1,800,000) originally agreed upon less the sum of One Hundred Eight-Five Thousand Dollars ($185,000) advanced by Global pursuant to Agreement for Advance of Funds between Global and Airworks dated April     , 2004. Global is to receive a credit for the against the Purchase Price for said One Hundred Eight-Five Thousand Dollars ($185,000) so advanced and

(c) Sixty (60) days after the Closing Date, Global shall pay Airworks the sum of One Million Dollars ($1,000,000).

1.3 Contingency Payment. Upon the condition that the AirWorks Flight Support Business has obtained not less than Fourteen Million Dollars ($14,000,000) (the “Bench Mark”) in purchase orders (the “Purchase Orders”) subsequent to the Closing Date, on or before a date that is no later than one year after the Closing Date, then Global shall on the later of December 1, 2004 or thirty (30) days following the date that the Bench Mark is achieved pay as provided in the Escrow Agreement the additional sum of Three Million Dollars ($3,000,000) as such may be adjusted by any adjustments required by Section 5.3 and Section 5.11 (“Contingency Payment”). In the event that one (1) year after the Closing Date AirWorks Flight Support Business has not obtained the Bench Mark, but has attained Purchase Orders of Seven Million Dollars ($7,000,000) or more, then the sum payable hereunder shall be equal to Three Million Dollars ($3,000,000) multiplied by a fraction the numerator of which is the total dollar amount of the Purchase Orders and the denominator of which is Fourteen Million Dollars ($14,000,000) as such may be adjusted by any adjustments required by Section 5.3 and Section 5.11. In the event that AirWorks Flight Support Business has not obtained Purchase Orders of at least Seven Million Dollars ($7,000,000), then no Contingent Payment will be due and payable hereunder. This Contingency Payment is also conditioned upon the absence of any claims pending or threatened in writing that the Global is liable for (1) claims with respect to hazardous substances arising out of Airworks or Airworks’s business; (2) brokers fees or finders fees or similar charges in connection with the transaction contemplated hereby, and (3) claims that Airworks is responsible for other material obligations of the corporate entity which is the Airworks. In the event of any such claim, Global may withhold from said Contingency Payment an amount equal to the amount so claimed, until the matter is resolved and deduct the reasonable costs of such resolution from the Contingency Payment. The Contingency Payment is also conditioned upon the transfer of the above listed STC certificates. In the event any certificate or certificates are not transferred as of the time the Contingency Payment is due, Global may withhold the reasonable value of such STC certificate or certificates until such time as the transfer is completed. Said Contingency Payment shall be payable in cash by wire transfer of immediately available funds to Airworks.

1.4 Deposit. Pursuant to a letter of intent dated March 5, 2004 Global has made an initial deposit in the amount of Five Hundred Thousand Dollars ($500,000) into an escrow account for the benefit of Airworks. Global has authorized the sum of Seventeen Thousand Five Hundred Dollars ($17,500) to be advanced in order to provide an appraisal of the assets being transferred. Global is to receive a credit against the Purchase Price of said Seventeen Thousand Five Hundred Dollars ($17,500).

2. THE CLOSING

2.1 The closing (the “Closing”) of the purchase and sale of the Airworks Flight Support Assets shall take place on a date no later than April 23, 2004, or such later or earlier date as to which the parties may mutually agree (the “Closing Date”), with hard copy originals of executed closing documents to be exchanged via overnight mail or other method as agreed to by the parties. The Closing shall be effective as of 12:01 a.m. Pacific Time on the Closing Date. All matters at the Closing shall be considered to take place simultaneously, and no delivery of any document or instrument shall be deemed complete until all transactions and deliveries of documents and instruments and payments contemplated by this Agreement are completed or have been waived by the party to whom delivery or payment was due hereunder.

3. REPRESENTATIONS AND WARRANTIES OF AIRWORKSS

3.1 Airworks represents and warrants to Global as follows, except as set forth in Schedule 4 attached hereto (the “Disclosure Schedule”):

(a) Organization, Good Standing, Corporate Power. Airworks is a corporation duly organized, validly existing, qualified, and in good standing pursuant to the laws of its state of incorporation and in any other jurisdiction in which the Airworks Flight Support Assets or the nature of the AirWorks Flight Support Business makes such qualification necessary, with all requisite power and authority to own its properties and carry on its business as presently conducted, except where the failure to be so qualified would not be reasonably expected to have a material adverse effect on such Airworks, the Airworks Flight Support Assets or the Airworks Flight Support Business. Airworks has the full power and legal authority to enter into, execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. Airworks has no subsidiaries or other affiliates that are active in the Airworks Flight Support Business or that own or have any rights in any of the Airworks Flight Support Assets.

(b) Authority and Capacity; Authorization of Agreement. The execution and delivery of this Agreement and the performance by Airworks of its obligations and agreements hereunder have been duly and validly authorized and approved by all necessary corporate action, including its Board of Directors. Airworks has taken all other actions required on its part by law and its certificate of incorporation and bylaws in order to consummate the transactions contemplated hereby.

(c) Survival. The representations and warranties herein and in any document or instrument delivered in connection with this Agreement shall survive the Closing for a period of six (6) months.

4. REPRESENTATIONS AND WARRANTIES OF GLOBAL

4.1 The Global hereby represents and warrants to Airworks as follows:

(a) Organization, Good Standing, and Corporate Power. Global is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, with all requisite corporate power and authority to own its properties and carry on its business as presently conducted. The Global has the corporate power to enter into, execute and deliver this Agreement and to consummate the transactions contemplated hereby.

(b) Authorization of Agreement. The execution and delivery of this Agreement and the performance by the Global of its obligations and agreements under this Agreement have been duly and validly authorized. Global has taken all other actions required on its part by law in order to consummate the transactions contemplated hereby.

(c) Execution, Delivery and Performance. This Agreement has been duly executed and delivered by the Global and constitutes the valid and binding obligation of the Global and is enforceable against the Global in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors rights generally and by general equitable principles.

(d) Effect of Agreement. The execution and delivery by the Global of this Agreement, the purchase by Global of the Airworks Flight Support Assets, the performance by the Global of its obligations pursuant to the terms of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not, with or without the giving of notice or lapse of time, or both: (a) violate or conflict with any term of the articles of incorporation or other organizational documents of Global; (b) violate any provision of law, statute, rule, regulation or executive order to which Global or any of its assets or properties is subject which could have a material adverse effect on Global; or (c) violate any judgment, order, writ or decree of any court or administrative body applicable to Global or any of its assets or properties.

(f) Global’s Closing Funds. Global shall at all times have the necessary funds immediately available to consummate the transaction contemplated by this Agreement.

5. ADDITIONAL COVENANTS

5.1 Consents. Global shall be responsible for obtaining any and all third party and governmental consents and approvals necessary pursuant to the purchase and sale of the Airworks Flight Support Assets, if any. Airworks shall use their commercially reasonable efforts to provide appropriate notices where necessary and shall cooperate with Global and use commercially reasonable efforts to assist Global in obtaining any such consents and approvals (including without limitation any assistance required in connection with the transfer of Licenses), for which Global shall remain responsible, and provided further that neither the Airworks nor Global shall be obligated to pay any consideration to any third party or governmental authority from whom any consent is requested, whether by Global or any Airworks.

5.2 Employee Benefit Plans. Airworks shall be responsible for providing notices required by the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) to all employees of any Airworks and their dependents and qualified beneficiaries. Airworks shall provide Global, at its request, with copies of each such required notice sent. Airworks shall bear any and all costs and Liabilities arising from such terminations (including, without limitation, any benefit under any Airworks Plan which becomes payable as a result of the transactions contemplated by this Agreement). After the Closing, Airworks will comply with all of the requirements of COBRA. Global will not assume any of the assets or liabilities of any of the AirWorks Plans, all of which are Excluded Assets and Excluded Liabilities. Global will neither assume sponsorship of, nor take over any assets directly from, any 401(k) plan applicable to employees of any Airworks, and Airworks shall continue to be responsible for any such 401(k) plan.

5.3 Recurring Charges. With respect to any regularly recurring rents, water, telephone, electricity or other utility charge, or any payments for real or personal property taxes, or other pre-paid expenses of Airworks which relates to the Airworks Flight Support Assets and is imposed on a periodic basis and is payable for a period that includes (but does not end on) the Closing Date, the portion of such charge which relates to the portion of such period ending prior to the Closing Date shall be deemed to be the amount of such charge for such entire period multiplied by a fraction the numerator of which is the number of days in such period ending prior to the Closing Date and the denominator of which is the number of days in the entire such period. Airworks shall pay the amount so deemed to relate to the portion of such period prior to Closing, and Global shall pay the amount so deemed to relate to the portion of such period as of and following Closing. Global and Airworks shall exchange any documentation evidencing any payments made of the type described herein, and agree to promptly remit in immediately available funds any pro rated amounts due and owing pursuant hereto.

5.4 Disclaimer of Representations and Warranties. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR HEREIN, EACH PARTY EXPRESSLY EXCLUDES ALL OTHER REPRESENTATIONS AND WARRANTIES (WHETHER WRITTEN OR ORAL, EXPRESS OR IMPLIED) NOT SPECIFICALLY SET FORTH HEREIN. IN NO EVENT SHALL ANY PARTY BE LIABLE FOR INCIDENTAL, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES, LOSS OF PROFITS, OR OTHER DAMAGES ARISING IN ANY WAY FROM THE TRANSACTIONS CONTEMPLATED HEREBY.

5.5 Operation of the Business. Between the Effective Date and the Closing, except as otherwise expressly provided in or contemplated by this Agreement or waived or consented to by Global in writing, Airworks shall cause the AirWorks Flight Support Business to be conducted only in the ordinary course of business and in a manner consistent with recent past practice.

5.6 Further Assurances. Following the Closing, upon the reasonable request of Global, Airworks will promptly execute and deliver or cause to be executed and delivered any further assignment, instruments of transfer, bills of sale or conveyances, including any Transfer Documents in addition to those delivered at Closing, reasonably necessary or desirable to vest fully in Global all right, title and interest in and to the Airworks Flight Support Assets.

5.7 Insurance. To the extent that any of the assets of Airworks which would have been Airworks Flight Support Assets suffer damage prior to the Closing and Airworks is entitled to receive insurance proceeds on account of such damage, then at the request of Global, Airworks shall take commercially reasonable efforts to collect such proceeds, and to pay such proceeds to Global. Prior to the Closing, Airworks shall maintain (and not cancel) any insurance in place and keep all premium payments current under which any of the Airworks Flight Support Assets or the AirWorks Flight Support Business is insured or any Airworks is an insured with respect to any aspect of the AirWorks Flight Support Business.

5.8 Access and Investigation. Prior to the Closing, upon reasonable notice from Global to Airworks, Airworks will afford, to the officers, attorneys, accountants or other authorized representatives of Global reasonable access during normal business hours to the facilities, assets, books and records, and management personnel of Airworks and the AirWorks Flight Support Business, so as to afford Global a reasonable opportunity to make, at its sole cost and expense, such additional review, examination and investigation as Global may reasonably desire to make of Airworks, the Airworks Flight Support Assets, and the AirWorks Flight Support Business, including without limitation such environmental assessments, surveys and so-called Phase I and Phase II investigations, or similar examinations, as Global may desire to conduct or to have conducted. Airworks shall instruct their accountants and advisers to reasonably cooperate with Global and to provide Global with reasonable access to such accountants (including their work papers) and advisers, all at Global’s cost and expense.

5.9 Non-Disclosure. Except as may be otherwise required by law or legal process, Airworks shall not at any time after the Closing directly or indirectly divulge, or permit to be divulged to others, or use in any way any Proprietary Information (as defined below). As used herein, the term “Proprietary Information” shall mean all confidential client, supplier, and customer lists, pricing information and trade secrets owned or used by the Airworks Flight Support Business on or prior to the Closing Date or which otherwise comprise Airworks Flight Support Assets; and any other confidential data, information, documents or forms pertaining to the financial condition, business affairs or prospects of the AirWorks Flight Support Business as of the Closing Date or which otherwise comprise Airworks Flight Support Assets, including, without limitation, any such confidential information relative to customers or suppliers, samples, sketches, bulletins, memoranda, correspondence, forms and records (including financial statements), information concerning sources of supply, costs of manufacture and sale and specifications of equipment; whether or not any of the foregoing is published or unpublished, protected or susceptible to protection under patent, trademark, copyright or similar laws and whether or not any party has elected to secure or attempted to secure such protection.

5.10 Non-Use of Name. Without in any way limiting the right, title or interest that Global is acquiring hereunder in or to the trademarks and service marks that are part of the Intellectual Property, AirWorks shall not, after the Closing, use the name “AirWorks”; provided, however, that as of and following the Closing, Airworks shall be permitted to use the names “AirWorks” for administrative purposes in connection with, and until the conclusion of, the termination of Airworks.

5.11 Inventory Value. The value of Inventory, as determined in accordance with generally accepted accounting principals (“GAAP”) as of the Closing Date shall be One Million One Hundred Four Thousand Six Hundred Nine Dollars ($1,104,609) (hereinafter “Required Inventory”). In the event the Inventory at Closing Date is less than the Required Inventory, then the Global shall receive a credit equal to the difference between the Required Inventory and the Inventory. In the event the Inventory at Closing is greater than the Required Inventory, then the Purchaser shall pay as part of the Purchase Price the difference between the Inventory at closing and the Required Inventory. The parties agree to meet at 12:01 am on the Closing Date to mutually determine the Inventory.

5.12 Taxes. All sales taxes, use taxes or transfer taxes imposed by any taxing jurisdiction in the States of California, with respect to the transfer of the Airworks Flight Support Assets and the transactions contemplated hereby shall be borne by Global. Airworks shall pay all other taxes.

6. TERMINATION

6.1 The parties may terminate this Agreement as provided below:

(a) Global and Airworks may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) Global may terminate this Agreement by giving written notice to AirWorks at any time prior to the Closing in the event Airworks are in breach of any representation, warranty, or covenant contained in this Agreement in any material respect or are otherwise unable to fulfill their conditions to the Closing, and Airworks may terminate this Agreement by giving written notice to Global at any time prior to the Closing in the event the Global is in breach of any representation, warranty or covenant contained in this Agreement in any material respect or is otherwise unable to fulfill its conditions to the Closing; provided that, any such breach by a party shall trigger an obligation by the non-breaching party to provide prompt notice to the breaching party of the alleged breach (to the extent that the non-breaching party is aware thereof and to the extent that any such alleged breach is curable), including a detailed description of the facts and circumstances giving rise to such alleged breach, and the breaching party shall have a period of fifteen (15) days following receipt of such notice to cure the alleged breach (but in any event to have been completed no later than the day preceding the Closing Date).

(c) Either party may terminate this Agreement by giving written notice to the other party if the Closing shall not have occurred on or before April 23, 2004.

6.2 If any party terminates this Agreement pursuant to Section 6.1, this Agreement shall be of no further force or effect and no party shall have any liability to any other party hereunder; provided however, that (i) Section 7.8 (Expenses) hereof shall survive any such termination and continue in full force and effect and, (ii) nothing herein shall relieve any party hereto from any liability resulting from any breach of this Agreement prior to such termination.

7. MISCELLANEOUS

7.1 This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Except as herein provided, no party may assign any of its rights, or delegate any of its duties or obligations (by operation of law or otherwise), under this Agreement without the prior written consent of the other parties, and any such purported assignment or delegation shall be void ab initio; provided, however, that Global may assign all or any portion of its rights, duties and obligations under this Agreement without the prior consent of Airworks or any other person to any affiliate of Global (which means that Global must own at least 100% of the voting capital stock or other voting interests of any such entity), at any time as of or following the Closing; provided, however, in the event of any such assignment prior to the Closing, Global shall remain jointly and severally liable for all of its obligations under this Agreement.

7.2 All notices, demands and other communications (collectively, “Notices”) given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given if sent by registered or certified mail, return receipt requested, postage and fees prepaid, by overnight service with a nationally recognized “next day” delivery company, by facsimile transmission, or otherwise actually delivered to the addresses set forth below for Global and Airworks. Any Notice shall be deemed duly given when received by the addressee thereof, provided that any Notice sent by registered or certified mail shall be deemed to have been duly given two business days after the date of deposit in the United States mails, unless sooner received. Any of the parties to this Agreement may from time to time change its address for receiving Notices by giving written notice thereof in the manner set forth above.

If to Global, to:

Global Epoint, Inc.

339 S. Cheryl Lane

City of Industry, CA 91789

Attention Toresa Lou, CEO

Phone: 909.598.6588

Fax: 909.598.5808

with a copy (which shall not constitute notice), to:

Michael J. Petersen, Esq.

Marshack Shulman Hodges & Bastian LLP

26632 Towne Centre Drive, Suite 300

Foothill Ranch, CA 92610

Facsimile: (949) 340-3000

If to Airworks or AirWorks, to:

Ricky Frick

President and CEO

Greenick, Inc., DBA AirWorks, Inc.

30212 Tomas

Rancho Santa Margarita, CA 92688

with a copy (which shall not constitute notice), to:

Michael J. Petersen, Esq.

Marshack Shulman Hodges & Bastian LLP

26632 Towne Centre Drive, Suite 300

Foothill Ranch, CA 92610

Facsimile: (949) 340-3000

All notices shall be copied to (which copy shall not constitute notice)

Bernerd J. Hiltner

Pacific Business Capital Corporation

245 Fisher Ave. Suite A-1

Costa Mesa, CA 92626

7.3 No provision of this Agreement may be waived unless in writing signed by all of the parties to this Agreement, and the waiver of any one provision of this Agreement shall not be deemed to be a waiver of any other provision. This Agreement may be amended only by a written agreement executed by all of the parties to this Agreement.

7.4 This agreement shall be governed by and construed both as to validity and performance and enforced in accordance with the laws of the state of California without giving effect to the choice of law principles thereof.

7.5 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

7.6 The section and subsection headings contained in this Agreement are included for convenience only and form no part of the agreement between the parties.

7.7 Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be or become prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

7.8 Global shall pay its costs and expenses, including without limitation, the fees and expenses of its counsel and financial advisors. Airworks shall pay the costs and expenses incurred by Airworks, including without limitation, the fees and expenses of the legal, accounting and financial advisors of Airworks or any other Airworks, as well as any brokers’ fees for any brokers engaged by any Airworks or any of their affiliates in connection with the transactions contemplated hereby.

7.9 This Agreement, including the other agreements and schedules to be entered into in connection with the transactions contemplated by this Agreement, constitutes and embodies the entire understanding and agreement of the parties hereto relating to the subject matter hereof and there are no other agreements or understandings, written or oral, in effect between the parties relating to such subject matter except as expressly referred to herein.

7.10 In the event of any action or suit based upon or arising out of any alleged breach of any party of any representation, warranty, covenant or agreement contained in this Agreement, the prevailing party will be entitled to recover reasonable attorneys’ fees and other costs of such action or suit from the other party.

7.11 Nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto (except any permitted successors or assigns).

7.12 Notwithstanding any other provision of this Agreement, and in accordance with Section 1.6011-4(b)(3)(iii) of the Treasury regulations, each party to this Agreement (and each employee, representative, and other agent of each party) may disclose to any and all persons, without limitations of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure; provided, however, that, pursuant to Section 1.6011-4(b)(3)(ii) of the Treasury regulations, such disclosure may be prohibited as necessary to reasonably comply with applicable securities laws.

7.13 This transaction shall be closed concurrently with a transaction between AirWorks and Avatar Technology, Inc. the Asset Agreement for which is of even date herewith (“Avatar APA”). The parties agree that any default under the Avatar APA shall constitute a default under this Agreement.

(Signature page follows)

IN WITNESS WHEREOF, this Asset Agreement has been executed by the duly authorized officers of each of the parties as of the Effective Date.

GLOBAL

GLOBAL EPOINT, INC.

By:	/s/ Toresa Lou	Date: April 22, 2004

Its:	CEO

By:		Date:
Its:

AIRWORKS

GREENICK, INC., doing business as AIRWORKS, INC.

By:	/s/ Ricky Frick	Date: 4/24/04

Its:	President & CEO	Date:

By:
Its:

CONSENTS AND APPROVALS

Avalon Funding Corporation hereby approves and consents to the Asset Agreement attached hereto.

In Witness hereof executed sufficient to bind itself.

Avalon Funding Corporation

By:	/s/ Jay Haldeman	Date:	May 7 ’04

Its:	President

Pacific Business Capital Corporation hereby approves and consents to the Asset Agreement attached hereto.

In Witness hereof executed sufficient to bind itself.

Pacific Business Capital Corporation

By:	/s/ Bernerd J. Hiltner	Date:	5/10/04

Its:	CEO